Exhibit 99.1

Pharvaris Announces Annual Meeting of Shareholders

Zug, Switzerland, June 10, 2025 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced the annual general meeting of shareholders will take place on Friday, June 27, 2025, at 16:00 CEST (10:00 a.m. EDT).

All relevant documents and information relating to the annual general meeting, including the notice and agenda for the annual general meeting, are or will be made available in the “Investors” section of Pharvaris’ website under “Events & Presentations”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders who wish to attend the meeting should register as described in the notice and agenda for the annual general meeting.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to potentially address all types of bradykinin-mediated angioedema. Pharvaris intends to provide injectable-like efficacy™ and placebo-like tolerability with the convenience of oral therapies to prevent and treat bradykinin-mediated angioedema attacks. With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is currently evaluating the efficacy and safety of deucrictibant in a pivotal Phase 3 study for the prevention of HAE attacks (CHAPTER-3) and a pivotal Phase 3 study for the on-demand treatment of HAE attacks (RAPIDe-3). For more information, visit https://pharvaris.com/.

Contact
Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com